Exhibit 1

Media release

21 June 2004

Westpac successfully completes AU$558.6 million off-market buy-back

Westpac today announced the successful completion of its structured off-market buy-back.

Based on the tenders received, following the close of the tender on 18 June 2004, the final price for the buy-back has been set at AU$14.50 per share.

Westpac will buy-back a total of 38,522,487 shares, representing 2.1% of Westpac’s ordinary shares on issue, for a total of AU$558.6 million.

Tenders of shares at or below AU$14.50, or as a Final Price Tender, have been accepted in full.  Westpac will not buy back any shares tendered at prices of AU$15.00 or above.  No scale back has been applied to any of the accepted tenders.

For shareholders who have successfully tendered, the buy-back price is treated as a fully franked dividend of AU$10.50 per share and a capital component of AU$4 per share.  Based on the closing level of the S&P/ASX 200 Index on Friday 18 June 2004 of 3527.7, and in accordance with the draft Taxation Determination on off-market share buy-backs (TD 2004/D1), the deemed disposal price for capital gains tax purposes for shares sold into the buy-back is AU$17.71.

Chief Financial Officer, Philip Chronican, said, the successful completion of the buy-back will benefit all Westpac shareholders.

“Shareholders who sold shares into the buy-back may receive certain tax benefits, depending on their individual circumstances. For shareholders who retained their shares, the buy-back enhances future earnings per share while creating a more efficient capital structure,” Mr Chronican said.

Payment for shares bought back will be credited to nominated accounts and cheques posted to shareholders by 30 June 2004. Shares that have been tendered into the buy-back but not bought back are expected to be released to shareholders’ holdings by the open of trading on Tuesday 22 June 2004.

Shareholders who have any enquiries in relation to their tenders should call the Westpac buy-back enquiry line on 1800 804 255 or +612 8280 7070 if calling from outside Australia.

Ends.

For Further Information

Name: David Lording
Westpac Banking Corporation, Media Relations
Ph:	02 9226 3510
Mb:	0419 683 411

Other buy back details:

•                  Buy-back first announced 6 May 2004 with Westpac’s interim 2004 results

•                  Tender period was open from 31 May 2004 to 18 June 2004

•                  Prior to completion of the buy-back, Westpac had 1,805,925,608 ordinary shares on issue

•                  An on-market buy-back of an equivalent proportion of the NZ Class shares (approximately 1 million shares) is currently being conducted by Westpac (NZ) Investments Limited